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Linde plc Teleconference and Webcast - Transcript

October 26, 2022

Corporate Participants

Juan Pelaez - Head of Investor Relations

Matt White - Executive Vice President and Chief Financial Officer

Analyst Participants

David Begleiter - Deutsche Bank

Nicola Tang - Exane BNP Paribas

John McNulty - BMO Capital Markets

Martin Roediger - Kepler Cheuvreux

Geoff Haire - UBS

John Roberts - Credit Suisse

Presentation

Speaker O-Operator
Good day and thank you for standing by. Welcome to the Linde PLC Teleconference. At this time, all participants are in a listen-only mode. Please be advised that today's conference is being recorded. After the speakers' presentation, there will be a question-and-answer session.

I would now like to hand the conference over to Mr. Juan Pelaez, Head of Investor Relations. Please go-ahead, sir.

Speaker C-Juan Pelaez
Thanks, Samara. Good morning everyone and thank you for attending today's call. I am Juan Pelaez, Head of Investor Relations, and I'm joined this morning by Matt White, Chief Financial Officer. Today's presentation materials are available on our website at linde.com in the Investor section.

Please read the forward-looking statement disclosure on page 2 of the slides and note that it applies to all statements made during this teleconference.

Let me now turn over the call to Matt.

Speaker C-Matt White
Thanks, Juan, and good morning, everyone.

As stewards of shareholder capital, we have an obligation to act in the best interest of our owners, including prudent oversight of factors which could negatively affect the stock price. Over the last two years, we've observed increased valuation barriers from regulatory caps associated with our European listing. While these caps are not

new the Linde dual-listing structure and relative performance is uncommon. And thus, has provided us a unique perspective on these challenges.

The purpose of today's presentation is to explain the negative impact from these barriers, describe the actions taken by management, and provide a recommendation. Given how these matters directly affect shareholders, we felt this forum was the most appropriate communication method.

Let's start on slide 3 with a summary of our stock structure. Linde is currently listed on two different exchanges, the New York Stock Exchange in the US and the Frankfurt Stock Exchange in Germany. Note these are full listings. So unlike depository receipts we must comply with all local laws and regulations of each exchange. The stock trades in two different currencies, is overseen by two different exchange regulators, must follow two different GAAP reporting requirements, and is a member of different index pools.

Almost three quarters of all volume trades through New York, but this is for a single homogeneous share pool. So in theory, any share can be redeemed in either exchange. While some companies have dual European listings or depository receipts in foreign exchanges, there are very few with full US and European listings. And Linde's overall structure is unique.

With this backdrop it may be helpful to explain some of the differences between US and European stock markets, which you can find on slide 4. The table at the top lists certain attributes of major European and US indices, from which I would like to highlight a few key points. First, several European indices have market capitalization-based limits. These caps define the maximum percent, any one company can represent in a particular index. If a company exceeds this limit, it must be sold during the rebalancing period, which I'll discuss on the next slide. The caps are all defined locally and range from a low of 10% in Germany to a high of 20% in Switzerland, including none in the UK.

Second, actively managed mutual funds that follow the European regulatory framework, known as UCITS are subject to a separate cap, which defines how much of a single stock they can own in one fund. Most large European mutual funds choose to adhere to UCITS, since it enables much lower compliance costs across a larger pool of potential European clients. UCITS compliant funds must follow what is called a 5/10/40 rule, which essentially means no one company stock can comprise more than 10% of any mutual fund.

Therefore, most active mutual funds in Europe also have a cap of 10%, which firms often set lower to ensure UCITS compliance. This rule is part of a broader European regulation, overseen by the EC. So it's unrelated to the local index caps set by each country. The existence of two different unrelated caps can create valuation challenges, since stocks can be sold for technical reasons unrelated to performance or fundamentals.

Furthermore, smaller local index funds, coupled with the broader UCITS limitations create additional complexity on portfolio weightings, and ability to generate alpha for European fund managers. You can see how some smaller indices contain certain members with significantly higher relative weighing. This combination not only creates technical selling pressure, but also arbitrage opportunities which can harm stock valuation. So while the overarching concept of regulatory-driven portfolio diversification seems beneficial to the investor, it can negatively impact fund returns in small exchange pools with disproportionate member weighing and performance.

You'll note that the US has none of these limitations, mostly due to the much larger size and breadth, which enables more natural diversification with unrestricted trading. In fact, you can see how the P/E multiples vary based on index size and restrictions. We have larger less restricted indices having higher valuations than smaller more restricted ones.

And while these structures apply to all stocks, Linde has been one of the most capped stocks in Europe, which, I'll speak to more on slide five. Upon exceeding the cap, Linde stock is negatively impacted by forced selling during the index rebalancing process. Rebalancing occurs when index managers trade stocks to meet the published requirements and thus avoid tracking error.

In the DAX index, of which Linde is a member, the rebalancing occurs once a quarter over a three-week period, so essentially 12 weeks per year. At the start of each quarterly rebalance window the index provider will communicate the appropriate weightings, after which each fund has three weeks to rebalance their portfolio, meaning buying and selling stocks to align with the requirements.

The table represents 12 quarters of rebalance periods for the Linde German stock since the merger. Within each quarterly box the lower left number represents the Linde stock weighting at the time of the rebalance measurement date, with any number under 10% denoted as a green box, and conversely numbers of 10% or greater denoted in a red box. The arrow within the box provides the Linde relative stock performance versus the DAX, DAX Index during this three-week period.

Any upward pointing green arrow means Linde outperformed the index, whereas a downward red arrow means Linde underperformed the Index. In 11 out of 12 quarters there is a positive correlation. In other words when Linde was above the cap it underperformed, and when it was below it outperformed. The only period that did not correlate was Q4 of 2021, shortly after the DAX index changed from 30 to 40 members, essentially providing Linde temporary cap cushion since the overall size of the index increased.

As I mentioned, Linde has been one of the most capped stocks in Europe, averaging almost two-thirds of each year above the limit since 2020. Therefore this technical selling pressure has been persistent. In addition, Linde is an active buyer in both the US and German exchanges through the share repurchase program. This provides us a unique perspective on trading patterns, which support these findings. And they've been further validated from extensive conversations with several large investment firms, including existing shareholders.

Our analysis and research led to the conclusion that the Linde stock valuation is being negatively impacted by regulatory caps. The next logical question of what have we done about it can be found on slide 6. Our management team first noticed this issue in 2020, and has been working diligently to identify an appropriate remedy. However given the multiple parties involved, and regulatory framework this was not something that could be easily changed.

Deutsche Boerse as the owner of the DAX identified this issue some time ago and has made multiple attempts to fix it. First, they reformed the DAX Index in late 2021, by expanding the membership from 30 to 40 companies, increasing total market capitalization and thus providing more room for the cap. Unfortunately, it only took Linde approximately three months to once again exceed the limit. In addition, Deutsche Boerse proposed to raise the DAX cap from 10% to 15% in the second quarter of this year, but abandoned that effort from negative investor feedback, primarily due to investor concerns around the UCITS 5/10/40 Rule.

Within Linde, we've had various discussions with key stake holders and even modified our own share repurchase program around this limitation, but none were successful. Despite significant efforts over the last year we believe broader reforms across Europe would be needed to resolve this issue.

In light of this management initiated a project to determine the benefits and drawbacks of our current stock listing structure, which you can find on slide 7. Almost a year ago, we formed a project team with internal and external experts to evaluate the pros and cons of a dual-listing structure. We assessed risk, cost and benefits across several key functions that are directly or indirectly affected by the dual-listing. This was a comprehensive effort that took several months with the results reviewed by executive management and the Board of Directors.

It was a thorough and balanced analysis that led to the conclusions highlighted on slide 8. Overall we believe that one stock listing in the United States is in the best interest of Linde shareholders.

There are three main drivers to this conclusion. First, we believe there is a long-term valuation upside through removal of technical barriers in addition to a more diverse and higher-valued index pool. Extensive research and stock repurchase experience have identified negative effects from being listed on two different stock exchanges.

Second, simplifying down to only one publicly-traded exchange will lower costs and complexity, which will create more value for our owners. Linde is one of the very few companies in the world that files full US GAAP and IFRS reports for public listing, which is expensive, complex and exposes us to significantly more regulations and risk. By reducing to only one exchange, Linde can undertake additional productivity initiatives that are not possible under the current structure.

Finally, by eliminating the second listing we can reduce the perceived exposure to a single country. Linde is a global company, with operations in almost 100 countries of which each represents a single digit or less percentage, except for the US. Despite this fact, Linde stock often trades with the sentiment in Germany, especially

prior to the US market open. We've identified this through daily trading observations and detailed investor discussions.

Achieving these improvements would require delisting from the Frankfurt exchange which is discussed further on slide 9. There are few different ways we could have chosen to accomplish this goal, such as a tender offer or reorganization. But we determined that an Irish domestic scheme of arrangement and merger provides the lowest risk, lowest cost, and least disruptive method. Equally important, this approach requires 75% shareholder approval. We believe a vote on this matter would be the most appropriate course of action, since shareholders are directly impacted.

We've included in the appendix a preliminary timeline of key milestones. We anticipate the entire process should take approximately four months, with the voting period estimated to conclude in February 2023. In summary, Linde has a unique and complicated listing structure that creates incremental cost and risk to the organization, while negatively affecting the value of the stock from European technical limitations.

To address this concern, we conducted an in-depth review and determined that delisting from the Frankfurt exchange would be in the best overall interest of shareholders. The recommended method to delist was chosen for reduced complexity, lower-cost and to allow shareholders to decide through a vote. And while there is potential for a short-term stock flow back we believe it's more than offset by long-term valuation upside. It's important to note our structure was appropriate at the time of the merger, since it helped create significant value for our owners.

Looking back, we would have done it the same way. However, when combining the current limitations with our expectation of strong future performance we believe now is the time to communicate this issue and let shareholders decide the path forward.

I'll now turn the call over to Q&A.

Questions and Answers

Speaker 0-Operator
Thank you. (Operator Instructions). We'll take our first question from David Begleiter with Deutsche Bank. Please go-ahead.

Speaker A-David Begleiter
Thank you. Good morning. Matt, could you quantify the savings or the productivity savings you expect to realize from the delisting?

Speaker C-Matt White
Hi, David. The first thing I'll say is this by no means is driven by savings. The savings are not anyway a driver why we want to do this. I will say that our expectation would be somewhere in the single-digit millions of dollars, and the vast majority of that would relate to outside service costs, like outside legal fees, outside independent auditors, filing costs.

But what I will add to that is the complexity aspect is quite important that we undertake. As you can imagine, and as I mentioned in the prepared remarks, today we have to simultaneously comply with all standards every day. And when we look-forward we're seeing them diverge more frankly. A perfect example would be, for example the ESG standards you're seeing between Europe and the US. Both are going on independent paths, and under this current framework we would be required to comply with both simultaneously despite them diverging.

And so what that would do is not only create more complexity for the organization but more future costs as well. So it's not just the costs we have today, but also what we would incur going-forward. That's how I would think about that.

Speaker A-David Begleiter
Very good. And just on buybacks, any benefits to your buyback activities from being listed only in New York?

Speaker C-Matt White
I would not say that. I mean we have -- obviously to your point, we do have the ability to go in both markets today. We have not seen a time when we've maxed in both markets simultaneously today. I think our -- we have ample capacity now as you know, of almost $6 billion. But I feel pretty comfortable that even with the volume traded would probably shift to the US and that would give us more capacity if the shareholders did approve this.

Speaker A-David Begleiter
Thank you.

Speaker O-Operator
We'll take our next question from Nicola Tang with BNP Paribas. Please go-ahead.

Speaker A-Nicola Tang
Hi everyone. Thanks for taking my questions. The first would be, it sounds like you guys have done a lot of work around the potential impacts here. So I just first wanted to ask about, would you had an estimate for potential selling pressure firstly from that European index-related funds, and then secondly from investors for the European only mandate? Given you require a 75% shareholder approval, I was wondering what the investor feedback has been so far since you announced it. That will be the first one. Thanks.

Speaker C-Matt White
Hi Nicola. It was a little hard to hear you, but I think you were asking about flow back and maybe some investor feedback that we might have gotten to-date. So I'll try to address those questions. If not let me know differently. So starting with flow back, clearly that was an area we spent a lot of time and focus on. As you saw from the presentation slides, capital markets was one of the key areas of focus and within that flow back and potential future premium were two very, very important areas we spent a lot of time on internally and with outside experts.

So when looking at the flow back, I think you need to start with how many shares do you estimate are traded between the two exchanges. And as a lot of you know the European filing requirements are not quite as rigid as the US. So there's not an exact answer. Plus it's moving every day. But we've done significant research and effort with investor outreach, confirmation directly with investors, through surveillance organizations and other ancillary filings that we've come to the conclusion that the split, I'll say, between the Frankfurt and the New York ownership is fairly similar to what the volume split is today, so roughly three quarters, one quarter. It may move-up or down, but that's what we've seen in our evidence, in our work.

So then when you start with that 25%, I'll call it roughly number that we deem in Frankfurt today, I would analyze the potential flow back into three types of investors, which would be retail, institutional, active and then institutional index.

So starting with retail, the way this merger is structured, and if approved by shareholders, it will be seamless to the shareholder. It will be a one-for-one exchange immediately. I want to emphasize nothing is changing in the organization. So this is not a taxable event for shareholders. I think it's important to say that. There is potentially one very minor caveat, and it relates to Germany only for institutional investors that may have more than 1% or 5 million shares in a single fund. We don't believe that's going to trip anyone. But that is the only potential event. And that will be more disclosed in our proxy. But other than that this is non-taxable. And we don't expect it to be taxable for our current share base.

So from that perspective, the retail shareholder can own through their brokerage firm in either exchange. It will be seamless for them. It will be non-taxable, and although the currency today they may own in Europe is euros, and it

would be dollars if this proposal is approved, realize that as a dollar functional company the dividends are all paid-in dollars today. They're just converted to euros when they arrive. And our stock must always equilibrate between the currency differentials to avoid arbitrage anyways.

So given all that we don't anticipate much flow back. We estimate the European retail to be somewhere in the neighborhood of low-single digit to mid-single digit percent of that roughly pool there, when you look at what's available in the Frankfurt.

The next category, I would look at is institutional index. We estimate their ownership right now to be mid to-high single-digit percent, related to Europe that is. When we look at that one we clearly expect flow back there. As you know the index rules are set very rigidly in terms of what they are able to own. For example for the DAX index you must be listed on the Frankfurt exchange. So given that, the flow back would be obvious, and we would expect that. But to add just some information around that, some of you may recall that last year, in 2021, Linde was actually deleted from the FTSE Russell Index, ironically due to some confusion about our structure.

But upon that deletion which occurred in the second-quarter, we had roughly a low-to mid-single digit percent of flow back that occurred. But we were able to manage that with our buyback and the stock was able to recover. So we have experienced that at least that level during 2021.

And then the balance would be the institutional active. And this is one that's really going to be, as you all know, a mandate by mandate conversation.

Now what I want to stress in this is Linde will be identical if this proposal is approved. Our corporate structure is the same. We will still be Irish, we will still have UK tax. Our revenues, our organization, the Board, it is all identical. In fact if the merger does happen, our legal structure will be identical. That's why this is called a reconstitution under Irish law because substantially nothing has changed.

So given that, I would only envision mandates that are exclusively aligned with your index. That could be in question, but obviously, over the next three months we will work with those investors to understand that. And in my mind worst-case if we are excluded from a potential active fund due to our exchange position it may open us up to another fund that we currently are not eligible for. And those are things we will need to explore.

So taken in balance that's how we envision the flow back. I will add that overall we still see that flow back short-term. We do see longer term benefits. And we will be active with our buyback program which right now is a self-imposed one month 10b5-1, which we do because of earnings, but that will open up again Monday for us, to be active again.

As far as investor feedback right now we haven't -- we've gotten some but this is what we expect to do over the next three months-to really sit, listen, understand their views. Clearly we will also take that opportunity to educate on some of these factors that we've discussed. And therefore we will be able to incorporate them more as we hear it. But up until now from what we've heard from investors, as you can imagine it is -- it's a spread depending upon what their mandates are today.

Speaker A-Nicola Tang
That's great. And that was my first question. Thanks for that. And the second one, hopefully you can hear me a bit better now. I was just curious to understand a little bit more the comments you made about US stocks tending to trade at a premium to European. You've obviously highlighted the kind of caps here around indices. And I would agree with you that -- with that the conclusion, but it's true that you already trade at a premium to your direct European peers.

So can you talk a little bit about the analysis that you've done on perhaps like the wider and US peer pool to just to understand it better? Thanks.

Speaker C-Matt White

Okay. So to your point, when we look at the potential, I'll call it, negative impact that we see on the stock valuation, there are the three pieces. There are the caps, which it's clear, it's being restricted. The data is very evident. And the numbers are clear. There is the sentiment which we've mentioned, and then there is the potential for multiple expansion as you stated.

Now we specifically have not given a range because as you know that is something that is not that easy to calculate, but we've done a lot of research on this. And what I would start with is, as you saw the slide we presented on the market cap differences, you see the clear multiple differences. I mean that we know. Then if we take a step down into the industrial gas industry itself, it is a homogeneous industry. Now if we talk pre-merger there were four major players that were all publicly-listed. You had two sole US-listed players, and you had one French and one German-listed player.

There was a persistent and consistent valuation difference between those. And I'll use EV-to-EBITDA which as you know is a more common valuation metric for this industry. So on EV-to-EBITDA, there was a one to three multiple premium to the two US-listed companies over the European companies, during -- I went back a 12-year period from 2007 to 2018. In fact many of the analysts on this call have written reports about this over the last few decades. So this is in a homogeneous industry, where we all essentially do the same thing. But there is that valuation difference.

Then if we take a further step deeper and analyze this we looked at Linde over a essentially 12 plus 4, almost 16 year roughly period. And what we looked at was Linde's EV-to-EBITDA premium multiple over the S&P 500 Index. And we compared that to the US competitor. And we did it on a before and after merger. So they were essentially two-time periods. We took 2007 to 2018 Q3, which is the merger. And then Q4 2018 to essentially last week, prior to this announcement.

And what we looked at was the EV-to-EBITDA LTM, so last 12-month trailing premium to the S&P 500. And this is all publicly available data. So you can all do this yourselves in your own analysis. And what we found, it was quite interesting. So if we start with the S&P 500. The S&P 500 versus the DAX -- we'll start with that analysis -- from 2007 to third-quarter of '18 had about a 1.7 turn premium to the DAX. Linde during that time period in the US predecessor company had just under two, about a 1.8 premium to the S&P 500.

So the S&P 500 at 1.7 to the DAX, and the predecessor Linde company in the US had a 1.8 premium to the S&P 500. The US competitor had about a 0.5 premium to the S&P 500. And this is averaged essentially quarterly and daily is even more significant difference. Yet, post-merger, what happened? The S&P 500 premium to the DAX increased to 4.5. So from 1.7 to 4.5. Now there are a lot of reasons one can give, the tech expansion in the S&P 500, which DAX was light on, the 2020 COVID impact which could have been more severe to Europe, obviously the current 2022 energy crisis. But nonetheless that is what the S&P 500 premium had increased to the DAX during that time period.

The US competitor's premium to the S&P 500 held, essentially half turn. Half turn before our merger, during the entire 12-year period and half turn after. However Linde's declined. We went from almost 2 premium down to a 0.5 premium, almost a 1.5 turn. Now one reason could say well, fundamental performance, right? The performance of the company resulted in that.

Yet when we compare our performance to that US competitor it was significantly better post-merger, significantly, across every metric we looked at fundamentally. EPS more than 2x the growth rate, operating cash-flow almost 1.5 times, ROC. So it was not fundamentals. And what was driving it? And this is the challenge we have.

Now it just so happens that's about a 1.5 to 2 turn difference. The industry for years demonstrated a 1 to 3 turn difference. And so this is kind of the evidence we come across and add into it the sentiment trading. Add into it the constraints. There are days where the value of our company is more a function of the 39 of the members of the index than our company. And so this creates challenges in the valuation, and this is the evidence we've come across.

So I mean you have to remember I'm a shareholder too. And I would argue my exposure to this is greater than most, given the Linde equity exposure I have relative. And for me it's compelling. It's very clear. And I've also been looking at this and working on this for two years. And as management, we have an obligation to bring this forth

and ultimately let our shareholders decide. So that's the data we've come with. I strongly recommend you do the analysis yourselves as well and see what answers you come up with.

Speaker A-Nicola Tang
All right. That's great. Thank you.

Speaker O-Operator
And we'll take our next question from John McNulty with BMO Capital Markets. Please go-ahead.

Speaker A-John McNulty
Yeah, good morning. Thanks for taking my question, and certainly on the thorough analysis of it all. So just one quick one, you've got a balance sheet that looks to be somewhat under-levered. You're going to throw off, it looks like a decent load of cash next year. I guess, how aggressive would you be in terms of a buyback, and would you consider an ASR say in the first-quarter to kind of clean-up some of the sloppiness that might happen as you get some of the index funds unloading and that type of thing? How should we be thinking about that?

Speaker C-Matt White
Hi, John. I think we have plenty of capacity without having to announce an ASR or undertake an ASR. We have, as you know, about $6 billion of authority, plenty of room and capacity and access to liquidity. So we have the ability to navigate and manage this, which we will. Tomorrow, obviously when we report our results we'll talk further about the numbers and where we finished, which you'll get more color on. But we feel quite confident in our ability to manage that and we will continue to manage that.

Speaker A-John McNulty
Got it. And then maybe just as a follow-up, in terms of some of the active managers in Europe, I guess, I know it maybe early, but do you have some clarity around the mandate as to whether or not they have -- it has to be European domiciled, which it sounds like, through this Irish scheme, it sounds like it still will be, versus it has to actually truly be traded on a European exchange. Do you have much color yet on that or can you share a little bit of color if you have it?

Speaker C-Matt White
So John, we're unable to front run this, as you can imagine, right? We couldn't have gotten to this level of detail with our shareholders given the material non-public nature of this. So we will do that. That is a function going-forward. But to your point we are still an Irish company, even if this is approved, we'll be an Irish company. Our revenue operating profit operation split will be identical. The markets in which we serve, of which EMEA and Europe is substantial will be the same. So none of that changes. And -- but I can't tell you that I know every mandate and the specifics of every mandate.

And I think you guys know as well that some mandates may not be as clearly aligned, and there could be room for discussion, interpretation. And that's what the effort will be going-forward. But we believe at least to what we see that given our position and our structure, we still should be absolutely eligible for many global or even European potential mandates given that we will still be a European company. And given that nothing of our structure has changed.

Speaker A-John McNulty
Got it. Thanks very much for the color.

Speaker O-Operator

And we'll take our next question from Martin Roediger with Kepler Cheuvreux. Please go ahead.

Speaker A-Martin Roediger
Yeah, thanks a lot. Two questions. Just to clarify, you will, after the delisting, you will exit all European indices, not only the DAX, but also Stoxx 50, Euro Stoxx 50 and also Euronext indices, is my first one. And the second question, can you help me a bit to understand why this method you choose is easier and less risky. Why not -- why keeping Linde as an Irish legal entity, you're not changing it to an US-based company? Thanks.

Speaker C-Matt White
Sure. So on the first question, we've assumed that we may have some flow back related to those indices. But clearly we're going to work with the index providers, and see if we are eligible. I think we took a more conservative assumption, but time will tell on that. So this is going to be again part of the effort going-forward to see if we will still qualify.

Regarding your second question, yeah, we have no intention of changing our corporate or legal structure. That what we have works very well for who we are as a global company. So there is no interest whatsoever, there is no benefit to doing that. We are an Irish company and we're going to remain an Irish company whether this is approved or not. And this is nothing about the structure of the company.

This is simply about we have a homogeneous share pool that is offered on two exchanges, and those exchanges bring complexities and costs and we need to look at the return we get for those complexities and costs. And those complexities are only increasing. And when we look at the return, three years ago we were getting a fantastic return. Now we're hitting the constraints. Our valuation is hitting some plateauing we believe, on a relative basis or even being negatively affected. And the return on that investment against the risk just doesn't seem to add up for us anymore.

Hence why we're bringing this public and allowing shareholders to assess the information and make their vote based on their own interpretation and their own positions. But we see -- we have no interest in changing our structure or legal entity structure whatsoever.

Speaker A-Martin Roediger
Thanks.

Speaker O-Operator
And we'll take our next question from Geoff Haire with UBS. Please go-ahead.

Speaker A-Geoff Haire
Hi. All my questions have been asked and answered. I'm sorry. I don't have any further questions.

Speaker C-Matt White
Yeah. I think Nicola got all the big ones out.

Speaker A-Geoff Haire
Yeah.

Speaker O-Operator
(Operator Instructions). We'll take our next question from John Roberts with Credit Suisse. Please go-ahead.

Speaker A-John Roberts

Thanks, Matt, and a very thoughtful presentation. Was the rebalancing selling more than Linde could handle through your buyback ability? It would seem like shareholders could actually benefit here if you just took advantage of the rebalancing selling to buyback stock.

Speaker C-Matt White
Hi, John. Yeah, the rebalancing, as with anything, it has a lot of tentacles as you can imagine. So the behavior as we saw, and we spoke to hedge funds, arbitragers, market makers, surveillance teams, patterns we used to see was front running arbitrage ahead of the rebalance shorting us out. So we'd have to spread to that point seeing that, as you start to see the supply of shares to get ahead of a known rebalancing event. Then you have the actual rebalancing event in and of itself.

And then you could also have some active managers on the back end that need to realign, if they are in a position of trying to have enhanced beta or some type of managed indexes, you guys are well familiar with. So it tend to have more spread around, but to your point, yes, we would shift more to Frankfurt. We would work within that. But it's more than just the index funds that we would have to offset. There is a whole cottage industry of other investors that would not only track this to take advantage of this, or it would be somehow connected to their own active funds.

So it was just too much over too long of a period, and plus at the same time we still had another, whatever eight or nine hours of trading to go that went into the next exchange. So we would sort of balance our buybacks over that time period. And it was just difficult to concentrate too much at that time especially given the lighter volumes at times in the Frankfurt. We just couldn't overwhelm that market either.

Speaker A-John Roberts
Okay, and then, why not just move the listing from Frankfurt to London which has no caps?

Speaker C-Matt White
No, we evaluated other potential ones. And I think what it gets back to is this return on investment analysis. So when we look at other exchanges, of which to your point the London Stock Exchange would be one, we still would have the same type of investment and risk. So the diverging of standards and requirements. So then the question is, is the returns incrementally better. And the caps may not be there but we still see some valuation issues that would creep in. And ironically, what you're seeing, as you know is a bit of a reverse trend.

I mean there was recently a company, you may know, Ferguson that actually downgraded. They were dual-listed US and London and they had an option to either exit London or downgrade. They downgraded it. You've seen some other large multinationals actually pull out of dual-listings recently, and you probably know some yourself where they had a London or others and they reduced. So from my perspective, we just didn't see the return there.

And the other thing to remember is, what we have is unique. It's between the US and Frankfurt. There is no one else, let alone, even our size that has this. And I think that in of itself says something that it's not common. The trend has been large multinationals with multi listings, they've tended to more to reduce them then increase them. And the direction, a lot of the regulatory environment is going will make it tougher, I think to maintain too, with an appropriate return on that investment and risks.

So we evaluated it. At this time we just did not see the path to getting an acceptable stock valuation improvement. If anything we still felt there would still be some challenges on the multiple differentials.

Speaker A-John Roberts
Great. Thank you.

Speaker O-Operator

And that concludes today's question-and-answer session. I will turn the conference back to Mr. Juan Pelaez for any additional or closing remarks.

Speaker C-Juan Pelaez
Thank you again for participating in today's call. We'll be talking again tomorrow. But if you have any further questions, feel free-to reach-out. Have a great rest of your day.

Speaker O-Operator
This concludes today's teleconference. Thank you for your participation. You may now disconnect.